OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-14691

CUSIP NUMBER
961815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Westwood One, Inc.

Full Name of Registrant

Former Name if Applicable
1166 Avenue of the Americas
10th Floor

Address of Principal Executive Office (Street and Number)
New York, NY 10036

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Westwood One, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the Form “10-Q”) by its prescribed due date, Monday, August 16, 2010. On August 17, 2010, the Company and its lenders entered into definitive documentation to relax the Company’s debt leverage covenants as described in more detail below. As part of this process, over the last several weeks, the Company’s financial staff and resources have been substantially committed to the negotiation of this new agreement with the holders of the Company’s 15.0% Senior Secured Notes due July 15, 2012 (the “Senior Notes”). The significant efforts associated therewith have had an impact on the Company’s ability to timely file its Form 10-Q and ultimately the Company’s staff has been unable to complete all of the steps necessary to file its Form 10-Q by its prescribed due date. The Company believes filing this Form 12b-25 is a prudent step and intends to file its Form 10-Q as promptly as practicable and in any event before August 23, 2010, the prescribed due date pursuant to this Form 12b-25.

As part of the Company’s agreement with its lenders, the Company’s debt leverage covenants will be modified to 11.25 times (from the 7.0 times currently in place) for the next three quarters beginning on September 30, 2010, then stepping down to 11.0, 10.0, and 9.0 times in the last three quarters of 2011 and 8.0 and 7.5 times in the first two quarters of 2012 (the Senior Notes mature on July 15, 2012). Additionally, Gores Radio Holdings, LLC, the Company’s ultimate parent (together with certain related entities, “Gores”) agreed to provide the Company with $20 million of liquidity, as follows: $5 million cash on or prior to September 7, 2010, a guarantee of an additional $5 million for the Company’s revolving credit facility (“revolver”) and $10 million cash on or prior to February 28, 2011, depending on the liquidity needs of the Company. In connection with Gores’ agreement to increase its guarantee, Wells Fargo Capital Finance, LLC agreed to increase the amount of the Company’s revolving credit facility from $15 million to $20 million which will provide the Company with necessary additional liquidity for working capital purposes. In exchange for the $15 million cash investments to be made by Gores, Gores will receive additional common stock in the Company valued as follows: (1) 769,231 shares valued at a $6.50 per share price for the first $5 million investment and (2) for the second $10 million investment, shares valued at the average of the per share volume-weighted average price for a period of thirty consecutive trading days ended before the second Gores investment. The amendments to the Company’s debt agreements will be filed as exhibits to the Company’s 10-Q for the quarterly period ended June 30, 2010 and the summary set forth above is qualified in its entirety by reference to the actual amendments.

FORWARD-LOOKING STATEMENTS: Certain statements made in this report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases “guidance,” “expect,” “anticipate,” “estimates” and “forecast” and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to: our ability to negotiate and execute definitive documentation of the refinancing transaction; and obtaining requisite Board, shareholder and antitrust regulatory approvals for the refinancing transaction. Other key risks are described in the Company’s reports filed with the SEC, including, but not limited to, the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this report.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roderick M. Sherwood, III, President and CFO	212	641-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Westwood One, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	By	/s/ Roderick M. Sherwood, III

Name: Roderick M. Sherwood, III
Title: President and CFO